*FOIA Confidential Treatment Request* Confidential Treatment Requested by Gracell Biotechnologies Inc. in connection with Registration Statement on Form F-1

Will H. Cai

+852 3758 1210

wcai@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL***]”.

December 18, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Franklin Wyman
Ms. Sasha Parikh
Ms. Abby Adams
Ms. Christine Westbrook

Re:	Gracell Biotechnologies Inc.
Registration Statement on Form F-1 and
Response to the Staff’s Comment Letter Dated December 11, 2020
CIK No. 0001826492

Ladies and Gentlemen:

On behalf of our client, Gracell Biotechnologies Inc. (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment 10 contained in its letter dated December 11, 2020. This letter explains how the Company determined the estimated fair value of the ordinary shares and the reasons for any differences between the recent valuation of the Company’s ordinary shares leading up to the Company’s initial public offering (the “IPO”) and the estimated offering price.

Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

c/o 3501 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Gracell Biotechnologies Inc.

December 18, 2020

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (+852) 3758-1210 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company advises the Staff that the Company preliminarily estimates a price range of [CONFIDENTIAL******CONFIDENTIAL] per ordinary share (the “Preliminary IPO Price Range”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined pursuant to recent discussion between the Company and the prospective underwriters for the IPO. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial offerings and input received from the prospective lead underwriters on the assessment of the foregoing factors.

The Company expects to include a price range, which may be different from the Preliminary IPO Price Range, in an amendment to the Company’s Registration Statement on Form F-1 filed with the Commission on December 18, 2020 that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Employee Stock Option Grants

As of the date of the Registration Statement, awards to purchase a total of 7,383,599 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. The following information is in relation to the options granted:

Grant Date	Per share exercise price of options	Estimated fair value per ordinary share
March 31, 2020	US$1.06	US$0.91
June 30, 2020	US$1.06	US$1.08
September 30, 2020	N/A	US$1.17
October 20, 2020	N/A	US$1.29

c/o 3501 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Gracell Biotechnologies Inc.

December 18, 2020

Ordinary Shares Valuation

As there has been no public market for the Company’s ordinary shares to date, the estimated fair value of its ordinary shares has been determined by the Company’s board of directors (the “Board”), with input from management, considering the Company’s most recent arm’s-length sales of its preferred shares, the valuation analyses of its ordinary shares performed by an independent third-party appraiser, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

The fair value of the underlying ordinary shares was determined based on the valuation performed by an independent third-party appraiser using a discounted cash flow model and equity allocation model. The discounted cash flow model was used to determine the total equity value of the Company and then equity allocation model was adopted to determine the fair value of the ordinary share, which is a commonly used valuation method introduced in the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

Key valuation assumptions used to determine the fair value of ordinary shares are the lack of marketable discount (“LoMD”), the risk-free interest rate, volatility and IPO possibility. The LoMD was estimated based on the option-pricing method. Under option-pricing method, the cost of put option, which can hedge the price change before the private held share can be sold, was considered as a basis to determine the lack of marketability discount. The Company estimated the risk-free interest rate based on the yield curve of U.S. Treasury Strips plus China country premium as of the valuation date. Volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date with similar span as time to exit. IPO possibility was based on the Company’s best estimates.

The assumptions the Company used in the valuation model are based on future expectations combined with management judgement, with inputs of numerous objective and subjective factors, to determine the fair value of the Company’s equity value, including the following factors:

•	the Company’s stage of development;

•	progress of the Company’s research and development efforts;

•	the impact of significant corporate events or milestones;

•	material risks related to the business;

c/o 3501 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Gracell Biotechnologies Inc.

December 18, 2020

•	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

•	rights, preferences and privileges of the preferred shares relative to those of the ordinary shares;

•	equity market conditions affecting comparable public companies;

•

the likelihood and potential timing of achieving a liquidity event for the holders of ordinary shares underlying the Company’s equity awards, such as an initial public offering, given prevailing market conditions; and

•	that the grants involved illiquid securities in a private company.

Factors Contributing to Difference between the Estimated Fair Value as of October 20, 2020 and the Midpoint of the Preliminary IPO Price Range

The Company believes the following key factors, among others, explain the difference between US$1.29 per share, the estimated fair value of the Company’s ordinary shares as of October 20, 2020, and [CONFIDENTIAL******CONFIDENTIAL], the midpoint of the Preliminary IPO Price Range.

•

Significant clinical development of the Company’s lead product candidates. Since October 20, 2020, the Company has published significant progress in the clinical development of its lead product candidates, including the following:

•

on, December, 5, 2020, interim results from 16 patients enrolled in the ongoing investigator-initiated Phase 1 trial for GC012F for the treatment of relapse or refractory multiple myeloma (“MM”) were selected for oral presentation at the American Society of Hematology (“ASH”) Annual Meeting and Exposition 2020. These interim results show that as of the data cutoff date, 15 of these 16 patients (93.8%) responded to therapy, with all six patients (100%) from the highest dose cohort achieving a stringent complete response, which is the deepest response category in MM according to the International Myeloma Working Group Uniform Response Criteria.[1] This response was maintained through the landmark analysis at six months post GC012F infusion. All patients in the trial had relapsed from, or were refractory to, previous treatments and, notably, the majority of this study population belong to a subgroup of MM patients with high-risk features that are most difficult to treat. Because of the ASH annual meeting embargo policy, the interim results were not publicly available before an abstract containing selected interim results was published on November 4, 2020 and thus were not taken into consideration when the valuation of the Company was estimated as of October 20, 2020. Compared with the data available for valuation on the last valuation date, namely the interim results from 11 patients, which were disclosed to investors during the series C financing and not publicly available, the data available as of today include additional five patients as well as additional landmark analysis at six months after GC012F treatment, which is a very meaningful timepoint to assess duration of response in MM patients with high-risk features. As a result, the data available as of today present a significant clinical milestone achieved by GC012F, one of the Company’s lead product candidates, after the last valuation date; and

[1]	Available via the hyperlink: https://www.myeloma.org/resource-library/international-myeloma-working-group-imwg-uniform-response-criteria-multiple

c/o 3501 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Gracell Biotechnologies Inc.

December 18, 2020

•

the Company has submitted an investigational new drug application to study GC019F in B cell acute lymphoblastic leukemia to the National Medical Product Association (“NMPA”) on October 26, 2020, which was accepted by the Center for Drug Evaluation under the NMPA in the same month.

•

Increased probability of an IPO and substantially enhanced liquidity and marketability of the Company’s shares. The Preliminary IPO Price Range represents a future price for ordinary shares that, if issued in the IPO, assumes a 100% probability of the consummation of the IPO and that, if issued in the IPO, the shares will be immediately freely tradable in a public market, whereas the estimated fair value of the ordinary shares as of October 20, 2020 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the ordinary shares through the date hereof and the Preliminary IPO Price Range. At the time of October 20, 2020, the Company had confidentially submitted its draft registration statement to the Commission, but had not publicly filed the Registration Statement.

•

Conversion of preferred shares. The holders of the Company’s preferred shares currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of the Company’s ordinary shares, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s ordinary shares and liquidation payments in preference to holders of ordinary shares. The different rights and preferences between the Company’s preferred shares and its ordinary shares justify the fair value difference between the Company’s ordinary shares at US$1.29 per share as of October 20, 2020, and the issuance price for the Company’s Series C preferred shares at US$1.635331 per share to investors at an arm’s-length transaction. The Preliminary IPO Price Range assumes the conversion, on a share-for-share basis, of all of the preferred shares into ordinary shares immediately prior to the completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the ordinary shares after the IPO.

•

Substantially enhanced balance sheet and financial resources. The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets, provide enhanced operational flexibility, strengthen the Company’s brand recognition and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate.

c/o 3501 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission

Gracell Biotechnologies Inc.

December 18, 2020

•

Improvements of the general market conditions in the United States and for life sciences companies. Since October 2020, the broader stock market in the U.S. as well as the market for life sciences companies have performed well, following positive vaccine news in response to the COVID-19 pandemic and the conclusion of the U.S. Presidential and Congressional elections. From October 20, 2020 through December 17, 2020, the Dow Jones Industrial Average Index, Standard & Poor’s 500 Index and Nasdaq Biotechnology Index have increased 7.0%, 8.1% and 13.6%, respectively.

•

Preliminary feedback on the Company’s potential value received from “testing the waters.” Since November 2020, the Company has been conducting “testing the waters” meetings and received preliminary feedback on the Company’s potential value. The Company may continue to conduct such “testing the waters” meetings through the period prior to its road show. The Preliminary IPO Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

As described above, the estimated fair value of the options granted as of October 20, 2020 is supported by contemporaneous independent valuations of the underlying ordinary shares as of October 20, 2020. The Company and its board noted that the issuance price for the Company’s Series C preferred shares, which closed on the same day to investors at an arm’s-length transaction, was US$1.635331 per share. Accordingly, the Company and the Board consider it to represent a bona fide estimate of the fair value of the ordinary shares as of the grant date.

Since the exercisability of the options granted is dependent upon the listing of the ADSs, and it is not probable that this performance condition can be achieved until a listing, no share-based compensation expense relating to the employee stock option plan was recorded for the years ended December 31, 2018 and 2019. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of the Company’s listing. Hence, the foregoing discussion with respect to the grants is not included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Registration Statement.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

c/o 3501 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai +852 3758 1210 wcai@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Gracell Biotechnologies Inc. in connection with Registration Statement on Form F-1

If you have any questions regarding with respect to the matters discussed in this letter, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	William Wei Cao, Chairman and Chief Executive Officer, Gracell Biotechnologies Inc.

Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.

Alex Zhuang, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Yasin Keshvargar, Esq., Partner, Davis Polk & Wardwell LLP

c/o 3501 35/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com